EXHIBIT 3.1
By action of the Board of Directors of the Company duly adopted on July 19, 2006, the following sections of the Amended and Restated Bylaws (the “Bylaws”) of the Company were amended in their entirety as follows:
A. “3.9 Special Meetings. Special meetings of the Board of Directors or any committee designated by the Board may be called by the Chief Executive Officer, the Chairperson of the Board (if one be elected and, if one is not elected, the lead independent director, if one be elected) or a majority of the directors and in the case of a committee by the Chairperson of such committee (if one be elected), to be held at such place and such day and hour as specified by the person or persons calling the meeting.”
B. “11.1 Bylaw Amendment. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board, except that the Board may not repeal or amend any Bylaw that the shareholders have expressly provided, in amending or repealing such Bylaw, may not be amended or repealed by the Board. The shareholders may also alter, amend and repeal these Bylaws or adopt new Bylaws; provided, however, that no Bylaw may be adopted, amended or repealed by the shareholders except by the vote of at least 66 2/3% of the voting power of the Corporation.”